

April 5, 2013

Via E-mail
Mr. Steven Campbell
Chief Financial Officer
United States Cellular Corporation
8410 West Bryn Mawr
Chicago, Illinois 60631

> **Re: United States Cellular Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **File No. 1-9712**

Dear Mr. Campbell:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please comply with the following comments in future filings. Confirm in writing that you will do so and explain to us how you intend to comply. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Exhibit 13- Financial Reports Contents

Cash Flows from Operating Activities, page 16

1.   We note your statement that Adjusted OIBDA may also be commonly referred to by management as operating cash flow since it highlights key cash and non-cash items and their impacts on cash flows from operating activities. Since it appears that you use Adjusted OIBDA as a liquidity measure, please revise to reconcile it to the most comparable GAAP measure which is cash flows from operating activities.

Goodwill, page 23

2.   Tell us your significant assumptions underlying the cash flows arising from the monetization of the assets that you retained in the Divestiture Markets and the resultant impact on the valuation of the Central Region reporting unit.

Note 7 Acquisitions, Divestitures and Exchanges, page 55

3.   Tell us how you plan to account for the gain from the "Divestiture Transaction" with Sprint.

4.   We further note that you allocated $72.9 million of goodwill to Assets Held for Sale. Tell us your basis for the goodwill allocation.

Note 10 Property, Plant and Equipment, page 61

5.   Per certain statements that you made in your earnings call, you are continuing to expand assets to 4G LTE to more markets and plan to reach 87% of your customers by the end of the year. Successful migration of more customers to 4G will enable you to reduce your investment in your legacy networks. In this regard, you have introduced various incentives to move 3G customers to 4G to reduce your dependency on 4G. Tell us how you evaluated the remaining life of your 3G network.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director